Exhibit 12.1

Targa Resources Partners LP
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Nine Months Ended September 30,
	2014	2013	2012	2011	2010	2015	2014
	(In millions)
Pre-tax income from continuing operations	$509.9	$261.5	$207.4	$249.8	$138.0	$184.8	$394.2

Fixed charges:
Interest expense and amortization of debt issuance costs	143.8	131.0	116.8	107.7	110.9	177.2	104.1
Capitalized interest	16.1	28.0	13.6	3.4	1.3	9.1	14.3
Operating lease payments	8.2	7.8	5.4	4.7	4.6	9.9	6.4
Total fixed charges	168.1	166.8	135.8	115.8	116.8	196.2	124.8
Amortization of capitalized interest	2.8	1.7	0.7	0.2	0.1	0.8	0.9
Equity earnings in unconsolidated affiliates	(18.0)	(14.8)	(1.9)	(8.8)	(5.4)	1.1	(13.8)
Distributions from unconsolidated affiliates	23.7	12.0	2.3	8.3	8.7	11.2	18.0
Capitalized interest	(16.1)	(28.0)	(13.6)	(3.4)	(1.3)	(9.1)	(14.3)
Income as adjusted	$670.4	$399.2	$330.7	$361.9	$256.9	$385.0	$509.8

Ratio of earnings to fixed charges	4.0	2.4	2.4	3.1	2.2	2.0	4.1